June 24, 2005

Via EDGAR and Courier
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Barbara Jacobs, Assistant Director
           Rebekah Toton, Examiner
           Stephen Krikorian, Branch Chief - Accounting
           Melissa Rocha, Accounting Examiner

Re:  IQ Biometrix Inc.
     Amendment No. 5 to Registration Statement on Form S-4
     Filed June 20, 2005
     File No. 333-124027

Ladies and Gentlemen:

      This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letters from the Staff to IQ Biometrix, Inc. (the "Company") dated June 23, 2005 regarding the above-referenced Registration Statement on Form S-4 (as amended) (the "Registration Statement").

      For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

SEC Letter Dated June 23, 2005

Amendment No. 5 to Form S-4
---------------------------

Prior Comment 3
---------------

Staff Comment 1:

We note your response to prior comment no. 3. Based on your revised disclosures you indicate that "the combined resources should be devoted exclusively to the development and sales of Wherify's products." Clarify whether this statement means that you are simply disposing the IQB business entirely and have no plans to sell the unit or its underlying products. If so, tell us what consideration you gave to whether this strategy represents a "discontinuance of operations" for IQB by analogy to paragraph 32 of SFAS 144. That paragraph refers to instances when the acquiring entity intents to sell an acquired operating unit. In your case, it appears that you will "abandon" the acquired company instead of "selling" the unit to a third party. If this event does qualify as a discontinued operations, pro forma financial statements for IQB should be provided for all periods presented showing the discontinuance of operations.

Response:

We didn't mean "exclusively" except in the sense that the resources devoted to IQB's product in the future will not be significant or substantial. There has been no decision to abandon the IQB FACES product, therefore, `discontinued operation' is not applicable. IQB management initially believed that it was the greatest biometric identification solution available in the marketplace, but it just didn't sell. There are limited resources, and the combined management feels that the IQB product should sit on the shelf, compared to the Wherify products, at the present time. This is reflected in the combined company's business plan which accounts for no revenue from the IQB FACES product.

Staff Comment 2:

We do not believe that you completely responded to our prior comment no. 3. We had asked why the company had a market capitalization of approximately $40 million prior to the announced merger with Wherify and now IQB has nominal value. We note that the market capitalization of IQB has fluctuated over the years, however, the company always had value. Explain in detail why you believe that IQB has nominal value because the combined company's management will not continue to support its operations. Did the company generate any intangible assets over time? Explain why the company's market capitalization was significant, i.e., indicate why the company's value would simply drop to zero because management will not devote resources to it.

Response:

When the FACES product was first created before 9/11/01, there was only mild interest by the physical security business, and the Canadian company that developed it went bankrupt. After 9/11, founders of IQB's predecessor thought it was a great idea. Programmers were hired and enhancements were made. After the present management was hired in 2003, they thought they had the security industry's best product. It had significant technological advantages. It was easy to use. But it didn't sell. IQB management still feels that their FACES product is the best available. However, the actual revenues track record supports a zero valuation.

Staff Comment 3:

Your response to prior comment no. 3 notes "the management of both companies believe that IQB's contacts and methods are appropriate for Wherify's products." Tell us why these contacts do not meet the definition of an intangible asset. See paragraphs 39, A18, A20, A21, A23 and A27 of SFAS 141.

Response:

We agree that "IQB's contacts and methods" meet the definition of an intangible asset. The value is zero because (a) there is no reasonable way to measure the asset, (b) this asset is unproven, because all sales efforts for the IQB FACES product have largely failed, and (c) the ability to sell the Wherify products into the same market is unknown.


Prior Comment 3
---------------

Staff Comment 4:

We note your response to the prior comment no. 5 and agree with the manner in which you calculate the fair value of Wherify's shares of common stock using the fair market value of the IQB's shares of common stock. We believe the calculated value does represent fair value of Wherify notwithstanding the merger. The consummation of the merger would not change the fair value of Wherify's common stock for the issuances that have already occurred (i.e., issuances on December 20, 2004 and January 19, 2005). Clarify why you believe that "there was no intrinsic value associated with the conversion feature" as stated in your June 7, 2005 response letter. Based on your analysis, it appears that there was an intrinsic value on the commitment date. In this regard, since the exchange ratio has been agreed to, the ratio should translate into the fair value of Wherify's common stock. Clarify why the beneficial conversion is being recorded upon the consummation of the merger instead of upon the commitment date. That is, indicate whether the right to convert is contingent in form upon the completion of this merger. The substance as referred to in earlier responses does not alter the legal rights of the convertible preferred stockholder. If holders of the preferred stock can convert at any time, the beneficial conversion element should be recorded at the commitment date.

Response:

The holders of the Preferred Stock may not convert into IQB Common Stock until the merger is completed. Therefore, the consummation of the merger has everything to do with the change of the fair value of the Wherify stock. At the time of issuance, the price paid for the Preferred Stock was in excess to the Wherify common stock equivalent, therefore there was no intrinsic value before the merger. Because of the above, we still believe that the increase in fair value is contingent on the merger which triggers the beneficial conversion calculation.


      We trust that you will find the foregoing responsive to the comments of the Staff Comments or questions regarding this letter or the Registration Statement may be directed to the undersigned or Alisande M. Rozynko at 415-495-8900.

Sincerely,


/s/ Michael Walsh
----------------------------------------
Michael Walsh,
Chief Financial Officer



Enclosures
cc:      Alisande M. Rozynko
         The Crone Law Group LLP